ALGER CHINA-U.S. GROWTH FUND
360 Park Avenue South
New York, New York  10010

May 28, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Amy Miller

Re:                             Alger China-U.S. Growth Fund (File Nos.: 811-21308, 333-103283)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of Alger China-U.S. Growth Fund (the “Trust”), transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 19 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 18 under the Securities Act to the Registration Statement filed with the SEC on March 28, 2013 pursuant to Rule 485(a)(1) under the Securities Act in order to change Alger China-U.S. Growth Fund into Alger Global Growth Fund (the “Fund”).  The Amendment includes a retail prospectus for the Class A and C Shares of the Fund (the “Retail Prospectus”), an institutional prospectus for the Class I and Z Shares of the Fund (the “Institutional Prospectus”), a statement of additional information (“SAI”) for the Fund, and part C (“Part C”), as did Post-Effective Amendment No 18.

Comments were provided by telephone to me by Amy Miller of the Staff on May 13, 2013.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  References in the responses to the Retail Prospectus, Institutional Prospectus, SAI, and Part C are to those filed as part of the Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

RETAIL PROSPECTUS

Fund Fees and Expenses (page 4)

1.                                      Staff Comment:  The Staff requested that the following language be added:

“The Example does not reflect sales charges on reinvested dividends and other distributions.  If these sales charges were included, your costs would be higher.”

Response:  The expense example is based on a hypothetical return, with no hypothetical dividends or other distributions in the calculations.  Moreover, the Fund does not charge a sales charge on actual dividends or other distributions reinvested, so with or without a hypothetical or actual distribution, the expenses would not change.  All applicable sales charges are reflected in the expense example.  The only contingency that could affect the fees paid is whether the shareholder redeems his shares within the period shown.  The second example covers this possibility by showing the fees paid if the shareholder redeems his shares during the period.  The Fund is in compliance with Instruction 4(d) to Item 3 of Form N-1A.

Principal Investment Strategy (page 2)

2.                                      Staff Comment:  The Staff requested that the underlined language below be clarified to indicate more clearly what the Fund’s policy is:

“...(iii) that have a majority of their assets, or that derive a significant portion of their revenue or profits from businesses, investments, or sales, outside the U.S.”

The Staff noted that it considers significant portion to mean more than 50%.

Response:  The language has been revised to state:

“...(iii) that have a majority of their assets, or that derive more than 50% of their revenue or profits from businesses, investments, or sales, outside the U.S.”

Principal Investment Strategies and Related Risks (page 27)

3.                                      Staff Comment:  The Staff asked that the Fund acknowledge that while it can invest 100% of its assets in cash for temporary defensive purposes, it cannot do so for interim investments.

Response:  Fred Alger Management, Inc., the Fund’s investment adviser, confirms that while the Fund may invest 100% of its assets in cash for temporary defensive purposes, it will not invest all of the Fund’s assets in cash for interim purposes.

SAI

Investment Strategies and Policies (pages 7 and 12)

4.                                      Staff Comment:   The Staff noted that the Fund has the ability to sell securities short (“short sales”) and purchase Exchange Traded Funds (“ETFs”).  The Staff noted that if the Fund had a present intention to make such investments, the fees associated with such investments would have to be reflected in the Fee and Expense Table of the Fund.

Response:  The Fund has no present intention to engage in short sales or purchase ETFs.

Investment Restrictions (page 13)

5.                                      Staff Comment:   The Staff requested that the words “or interpretations or modifications by, or exemptive or other relief from, the SEC or other authority with appropriate jurisdiction, and disclosed to investors” or other words intended to give the Fund flexibility be deleted because the Staff takes the position that the Fund would need to obtain shareholder approval before changing its investment policies, even if the change was due to a change in SEC policies.

Response:  As  noted during conversations with the Staff, in the absence of shareholder approval, Alger Management cannot revise the wording of any investment restrictions, which are fundamental policies.

Part C

6.                                      Staff Comment:   Please revise the Exhibits listed in Part C to indicate compliance with each subsection in Item 28 of Form N-1A.  If a subsection of Item 28 does not apply, please indicate that these items are not applicable.  Additionally, in response to Item 28(c), please clarify which sections of the articles of incorporation and by-laws define the rights of shareholders, and incorporate such sections by reference.

Response:  The requested changes have been made.

I represent that the filing does not include any disclosure that would render it ineligible to become effective pursuant to Rule 485(b) under the Securities Act.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc: Hal Liebes, Esq.